Exhibit 99.1

Sun Life reports Q3’19 reported net income of $681 million

and underlying net income of $809 million

SLF Inc. increases its common share dividend by 5% to $0.55

Sun Life Financial Inc. (“SLF Inc.”), its subsidiaries and, where applicable, its joint ventures and associates are collectively referred to as “the Company”, “Sun Life”, “we”, “our”, and “us”. We manage our operations and report our financial results in five business segments: Canada, United States (“U.S.”), Asset Management, Asia, and Corporate. The information in this document is based on the unaudited interim financial results of SLF Inc. for the period ended September 30, 2019 and should be read in conjunction with the interim management’s discussion and analysis (“MD&A”) and our unaudited interim consolidated financial statements and accompanying notes (“Interim Consolidated Financial Statements”) for the period ended September 30, 2019, prepared in accordance with International Financial Reporting Standards (“IFRS”), which are available on www.sunlife.com under Investors – Financial results and reports. Additional information relating to SLF Inc. is available on the SEDAR website at http://www.sedar.com and on the U.S. Securities and Exchange Commission’s website at http://www.sec.gov. Unless otherwise noted, all amounts are in Canadian dollars.

TORONTO, ON - (November 6, 2019) - Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF) today announced its results for the third quarter ended September 30, 2019. Third quarter reported net income was $681 million and underlying net income(1) was $809 million.

	Quarterly results		Year-to-date
	Q3’19	Q3’18	2019	2018
Profitability
Reported net income ($ millions)	681	567	1,899	1,942

Underlying net income(1) ($ millions)	809	730	2,265	2,229
Reported EPS(2) ($)	1.15	0.93	3.19	3.18

Underlying EPS(1)(2) ($)	1.37	1.20	3.81	3.66

Reported Return on equity (“ROE”)(1)	13.0%	10.8%	11.8%	12.5%

Underlying ROE(1)	15.5%	14.0%	14.1%	14.3%
Growth
Insurance sales(1) ($ millions)	685	577	2,122	1,875

Wealth sales(1) ($ billions)	41.2	29.8	114.1	100.5

Value of new business (“VNB”)(1) ($ millions)	252	244	869	844

Assets under management (“AUM”)(1) ($ billions)	1,062.9	983.5	1,062.9	983.5
Financial Strength
LICAT ratios(3) (at period end)

Sun Life Financial Inc.	146%	145%

Sun Life Assurance(4)	133%	130%

Financial leverage ratio(1) (at period end)	22.8%	21.9%

“We delivered on another quarter of growth, with underlying net income at $809 million, underlying return on equity at 15.5%, and we increased our common share dividend by 5% to $0.55,” said Dean Connor, President and CEO, Sun Life.

“We are pleased with the growth in insurance sales, led by Asia, our fastest growing pillar, and growth in Asset Management sales, where we are meeting our Clients’ needs for active fund managers with strong long-term performance as well as investment solutions in alternative asset classes. Asia insurance sales increased 47% over the prior year, with particular strength in Hong Kong, and an increase in International high net worth sales. In Asset Management, we achieved net inflows of $3.2 billion, driven by both MFS and SLC Management. Gross sales were $34.4 billion, an increase of 41% from the prior year.”

(1)	Represents a non-IFRS financial measure. See the Non-IFRS Financial Measures section in this document and in our interim MD&A for the period ended September 30, 2019 (“Q3 2019 MD&A”).
(2)	All Earnings per share (“EPS”) measures refer to fully diluted EPS, unless otherwise stated.
(3)	For further information on the Life Insurance Capital Adequacy Test (“LICAT”), see section E - Financial Strength in the Q3 2019 MD&A.
(4)	Sun Life Assurance Company of Canada (“Sun Life Assurance”) is SLF Inc.’s principal operating life insurance subsidiary.

Third Quarter 2019/ sunlife.com 1

Financial and Operational Highlights - Quarterly Comparison (Q3 2019 vs. Q3 2018)

Our strategy is focused on four key pillars of growth, where we aim to be a leader in the markets in which we operate, with our continued progress detailed below.

($ millions, unless otherwise noted)
	Reported net income (loss)			Underlying net income (loss)(1)			Insurance sales(1)			Wealth sales(1)
	Q3’19	Q3’18	change	Q3’19	Q3’18	change	Q3’19	Q3’18	change	Q3’19	Q3’18	change
Canada(3)	223	335	(33)%	268	251	7%	204	203	—%	4,136	3,539	17%

U.S.(3)	(186)	(267)	30%	135	139	(3)%	184	172	7%	—	—	—

Asset Management(3)	221	241	(8)%	251	251	—%	—	—	—	34,442	24,365	41%

Asia(3)	170	164	4%	138	110	25%	297	202	47%	2,573	1,928	33%

Corporate(3)	253	94	nm(2)	17	(21)	nm(2)	—	—	—	—	—	—
Total	681	567	20%	809	730	11%	685	577	19%	41,151	29,832	38%

(1)	Represents a non-IFRS financial measure. See the Non-IFRS Financial Measures section in this document and in our Q3 2019 MD&A.
(2)	Not meaningful.
(3)

Prior to the second quarter of 2019, these business segments were referred to as Sun Life Financial Canada, Sun Life Financial U.S., Sun Life Financial Asset Management, Sun Life Financial Asia, and Corporate, respectively, in our interim and annual MD&A.

Our reported net income was $681 million in the third quarter of 2019, an increase of $114 million or 20% compared to the same period in 2018, driven by improved impacts from assumption changes and management actions (“ACMA”)(1), partially offset by unfavourable market related impacts, predominantly from interest rates, and higher acquisition costs related to our acquisition of a majority stake in BentallGreenOak (“BGO acquisition”). ACMA in the third quarter of 2019 was neutral for the Company, and was comprised of favourable impacts of $236 million in Corporate, predominantly pertaining to the UK, and $47 million in Asia, which were fully offset by $287 million in the U.S. The ultimate reinvestment rates (“URR”) adjustments of $93 million included in ACMA, primarily in Canada, were offset by other investment related assumptions.

Underlying net income was $809 million in the third quarter of 2019, an increase of $79 million or 11%, compared to the same period in 2018, which includes the favourable impact of the resolution of tax matters from prior years, including interest and investment income tax allocation updates between the participating policyholders’ account and the shareholders’ account (“tax matters from prior years”) of $78 million—$58 million in Corporate and $20 million in Canada. Underlying net income also reflected business growth, favourable credit experience, a gain from a mortgage investment prepayment in the U.S. and higher available-for-sale (“AFS”) gains, offset by unfavourable morbidity experience in Canada and the U.S. and lower investing activity gains.

Our reported ROE(1) was 13.0% in the third quarter of 2019. Underlying ROE(1) was 15.5%, compared to 14.0% in the third quarter of 2018, reflecting higher underlying net income and the increase in common shareholders’ equity. The impact of the BGO acquisition on common shareholders’ equity was more than offset by increases from earnings, net of dividends and share repurchases, and increases in accumulated other comprehensive income. SLF Inc. and its wholly-owned holding companies ended the quarter with $2.8 billion in cash and other liquid assets, which includes the issuance of $750 million of subordinated debt that also increased our financial leverage ratio(1) to 22.8%.

A Leader in Insurance and Wealth Solutions in our Canadian Home Market

Canada’s reported net income was $223 million in the third quarter of 2019, a decrease of $112 million compared to the same period in 2018, reflecting unfavourable market related impacts and less favourable ACMA impacts. Underlying net income was $268 million in the third quarter of 2019, an increase of $17 million or 7%, compared to the same period in 2018, which includes tax matters from prior years of $20 million. Underlying net income also reflected business growth, higher AFS gains and favourable expense experience, offset by unfavourable morbidity experience and lower new business gains.

Canada insurance sales were $204 million in the third quarter of 2019, in line with the same period in 2018. Canada wealth sales were $4.1 billion for the third quarter of 2019, an increase of $597 million or 17% compared to the same period in 2018, driven by Group Retirement Services (“GRS”).

We continue to shape the Canadian market with digital and health solutions that make a positive difference. For example, we expanded our suite of available healthcare innovations to include pharmacogenomics. This helps medical practitioners identify the right medications and dosages for individuals based on their personal health profile and makeup, resulting in improved outcomes for our Clients. We have embedded this solution into our disability case management to help our Clients return back to work and lead healthier lives.

(1)	Represents a non-IFRS financial measure. See the Non-IFRS Financial Measures section in this document and in our Q3 2019 MD&A.

Third Quarter 2019/ sunlife.com 2

A Leader in U.S. Group Benefits

U.S.’s reported net loss was $186 million in the third quarter of 2019, an improvement of $81 million compared to the same period in 2018, reflecting less unfavourable impacts from ACMA primarily pertaining to In-force Management, partially offset by unfavourable market related impacts. Underlying net income was $135 million in the third quarter of 2019, in line with the same period in 2018, reflecting favourable expense experience, a gain on a mortgage investment prepayment and business growth, offset by unfavourable morbidity experience in medical stop-loss relative to a strong third quarter of 2018 and lower investing activity and AFS gains. The after-tax profit margin for U.S. Group Benefits(1) was 7.2% as of the third quarter of 2019, compared to 6.4% as of the third quarter of 2018.

U.S. Group Benefits sales were $184 million in the third quarter of 2019, an increase of $12 million or 7% compared to the same period in 2018, driven primarily by increases in medical stop-loss sales.

We are pleased with the early results of our innovative Sun Life + Maxwell Health benefits administration platform, which simplifies and enhances the enrollment experience for plan members. To date, employers on this platform are selecting nearly three times as many Sun Life products compared to our typical employee benefits Clients, helping to close the gaps in coverage for members. During the quarter, we also introduced offerings to help employers provide fully-insured and self-insured paid family and medical leave programs. This is an area of growth in the U.S. where Sun Life has been a leader, as we continue to work with various states to establish a legislative foundation for paid leave alongside our recent launch of an enhanced program for our own employees.

A Leader in Global Asset Management

Asset Management’s reported net income was $221 million in the third quarter of 2019, a decrease of $20 million or 8% compared to the same period in 2018, reflecting higher acquisition costs in SLC Management related to the BGO acquisition. Underlying net income was $251 million in the third quarter of 2019, in line with the same period in 2018, reflecting consistent average net assets (“ANA”) in MFS Investment Management (“MFS”). The pre-tax net operating profit margin ratio for MFS(1) was 40% in the third quarter of 2019, in line with the same period last year.

Asset Management ended the third quarter with $738.7 billion in AUM, consisting of $655.5 billion (US$495.2 billion) in MFS and $83.2 billion in SLC Management. MFS and SLC Management reported net inflows of $1.7 billion (US$1.3 billion) and $1.5 billion in the quarter, respectively. In particular, MFS’s retail net inflows, which were positive for the third consecutive quarter, contributed US$3.7 billion for this quarter, driven by higher gross retail sales of US$17.5 billion. Strong U.S. and non-U.S. retail sales in both equity and fixed income mandates demonstrate that MFS’s success and brand presence are resonating with retail investors seeking active fund managers with strong long-term performance.

In the third quarter of 2019, 92%, 93% and 94% of MFS’s U.S. retail fund assets ranked in the top half of their Lipper categories based on ten-, five- and three-year performance, respectively.

At the beginning of the quarter, we completed the BGO acquisition, which was the product of the merger of the Bentall Kennedy group of companies and GreenOak Real Estate, a global real estate investment firm. The acquisition increases our global real estate investment footprint, while adding organizational depth and a full spectrum of solutions including equity and debt real estate strategies. As a result of the acquisition, Total equity was reduced by $856 million, primarily driven by the establishment of financial liabilities associated with the anticipated increase of our future ownership in BentallGreenOak (“BGO”).

A Leader in Asia through Distribution Excellence in Higher Growth Markets

Asia’s reported net income was $170 million in the third quarter of 2019, an increase of $6 million or 4% compared to the same period in 2018, driven by the change in underlying net income, partially offset by less favourable ACMA impacts. Underlying net income was $138 million in the third quarter of 2019, an increase of $28 million or 25% compared to the same period in 2018, driven by higher AFS gains, favourable credit experience and business growth.

Asia insurance sales were $297 million in the third quarter of 2019, an increase of $95 million or 47% compared to the same period in 2018, driven by strong growth in most local insurance markets and in International. Asia wealth sales were $2.6 billion in the third quarter of 2019, an increase of $645 million or 33% compared to the same period in 2018, primarily driven by elevated money market sales in the Philippines and growth in the pension business in Hong Kong, partially offset by lower mutual fund sales in India due to weak market sentiment and volatility.

In Asia, we continue our success in growing our distribution opportunities. We grew agency sales by 35% compared to the same period last year, driven by strong recruiting activities in the Philippines and China and an enriched product suite in Hong Kong. We more than doubled high net worth sales based on our competitive product offering and strong Client service model in the brokerage channel. On our digital journey, we reached another milestone by launching SunAccess in Malaysia, completing the rollout of mobile apps for Clients across all seven of our local markets.

(1)	Represents a non-IFRS financial measure. See the Non-IFRS Financial Measures section in this document and in our Q3 2019 MD&A.

Third Quarter 2019/ sunlife.com 3

Earnings Conference Call

The Company’s third quarter 2019 financial results will be reviewed at a conference call on Thursday, November 7, 2019, at 10:00 a.m. ET. To listen to the call via live audio webcast and to view the presentation slides, as well as related information, please visit www.sunlife.com and click on the link to Quarterly reports under Investors – Financial results and reports 10 minutes prior to the start of the call. Individuals participating in the call in a listen-only mode are encouraged to connect via our webcast. Following the call, the webcast and presentation will be archived and made available on the Company’s website, www.sunlife.com, until the Q3 2021 period end. The conference call can also be accessed by phone by dialing 647-427-2311 (International) or 1-866-521-4909 (toll-free within North America). A replay of the conference call will be available from Thursday, November 7, 2019 at 2:00 p.m. ET until 11:59 p.m. ET on Thursday, November 21, 2019 by calling 416-621-4642 or 1-800-585-8367 (toll-free within North America) using Conference ID: 1899156.

Media Relations Contact:	Investor Relations Contact:

Noah Zatzman	Leigh Chalmers

Corporate Communications	Senior Vice-President, Head of Investor Relations & Capital Management

Tel: 647-256-1866	Tel: 647-256-8201

noah.zatzman@sunlife.com	investor.relations@sunlife.com

Third Quarter 2019/ sunlife.com 4

Non-IFRS Financial Measures

We report certain financial information using non-IFRS financial measures, as we believe that these measures provide information that is useful to investors in understanding our performance and facilitate a comparison of our quarterly and full year results from period to period. Non-IFRS financial measures do not have any standardized meaning and may not be comparable with similar measures used by other companies. For certain non-IFRS financial measures, there are no directly comparable amounts under IFRS. Non-IFRS financial measures should not be viewed in isolation from or as alternatives to measures of financial performance determined in accordance with IFRS. Additional information concerning non-IFRS financial measures and reconciliations to the closest IFRS measures are available in the Q3 2019 MD&A under the heading M—Non-IFRS Financial Measures, our annual MD&A and the Supplementary Financial Information packages that are available on www.sunlife.com under Investors – Financial results and reports.

1. Underlying Net Income and Underlying EPS

Underlying net income (loss) and financial measures based on underlying net income (loss), including underlying EPS or underlying loss per share, and underlying ROE, are non-IFRS financial measures. Underlying net income (loss) removes from reported net income (loss) the impacts of the following items that create volatility in our results under IFRS and when removed assist in explaining our results from period to period:

(a)

market related impacts that differ from our best estimate assumptions, which include: (i) impacts of returns in equity markets, net of hedging, for which our best estimate assumptions are approximately 2% per quarter. This also includes the impacts of the basis risk inherent in our hedging program, which is the difference between the return on underlying funds of products that provide benefit guarantees and the return on the derivative assets used to hedge those benefit guarantees; (ii) the impacts of changes in interest rates in the reporting period and on the value of derivative instruments used in our hedging programs including changes in credit and swap spreads, and any changes to the assumed fixed income reinvestment rates in determining the actuarial liabilities; and (iii) the impacts of changes in the fair value of investment properties in the reporting period;

(b)

assumption changes and management actions, which include: (i) the impacts of revisions to the methods and assumptions used in determining our liabilities for insurance contracts and investment contracts; and (ii) the impacts on insurance contracts and investment contracts of actions taken by management in the current reporting period, referred to as management actions which include, for example, changes in the prices of in-force products, new or revised reinsurance on in-force business, and material changes to investment policies for assets supporting our liabilities; and

(c)	other adjustments:

(i)

certain hedges in Canada that do not qualify for hedge accounting - this adjustment enhances the comparability of our net income from period to period, as it reduces volatility to the extent it will be offset over the duration of the hedges;

(ii)

fair value adjustments on MFS’s share-based payment awards that are settled with MFS’s own shares and accounted for as liabilities and measured at fair value each reporting period until they are vested, exercised and repurchased - this adjustment enhances the comparability of MFS’s results with publicly traded asset managers in the United States;

(iii)	acquisition, integration and restructuring costs (including impacts related to acquiring and integrating acquisitions); and

(iv)	other items that are unusual or exceptional in nature.

All factors discussed in this document that impact our underlying net income are also applicable to reported net income.

All EPS measures in this document refer to fully diluted EPS, unless otherwise stated. As noted below, underlying EPS excludes the dilutive impacts of convertible instruments.

The following table sets out the amounts that were excluded from our underlying net income (loss) and underlying EPS, and provides a reconciliation to our reported net income (loss) and EPS based on IFRS.

Reconciliations of Select Net Income Measures	Quarterly results			Year-to-date
($ millions, unless otherwise noted)	Q3’19	Q2’19	Q3’18	2019	2018

Reported net income	681	595	567	1,899	1,942
Equity market impacts	9	20	5	87	(31)
Interest rate impacts(1)	(90)	(114)	14	(337)	(50)
Impacts of changes in the fair value of investment properties	(8)	(3)	6	(5)	46
Market related impacts	(89)	(97)	25	(255)	(35)
Assumption changes and management actions	—	(20)	(166)	(31)	(168)
Certain hedges in Canada that do not qualify for hedge accounting	(5)	(5)	(1)	(9)	6
Fair value adjustments on MFS’s share-based payment awards	(8)	(11)	(10)	(27)	(33)
Acquisition, integration and restructuring	(26)	(11)	(11)	(44)	(57)
Total of other adjustments	(39)	(27)	(22)	(80)	(84)
Underlying net income (loss)	809	739	730	2,265	2,229
Reported EPS (diluted) ($)	1.15	1.00	0.93	3.19	3.18
Market related impacts ($)	(0.16)	(0.16)	0.04	(0.42)	(0.06)
Assumption changes and management actions ($)	—	(0.03)	(0.27)	(0.05)	(0.28)
Certain hedges in Canada that do not qualify for hedge accounting ($)	(0.01)	(0.01)	—	(0.02)	0.01
Fair value adjustments on MFS’s share-based payment awards ($)	(0.01)	(0.02)	(0.02)	(0.05)	(0.05)
Acquisition, integration and restructuring ($)	(0.04)	(0.02)	(0.02)	(0.07)	(0.10)
Impacts of convertible securities on diluted EPS ($)	—	—	—	(0.01)	—
Underlying EPS (diluted) ($)	1.37	1.24	1.20	3.81	3.66
(1)

Our exposure to interest rates varies by product type, line of business, and geography. Given the long-term nature of our business, we have a higher degree of sensitivity in respect of interest rates at long durations.

Third Quarter 2019/ sunlife.com 5

2. Additional Non-IFRS Measures

Management also uses the following non-IFRS financial measures, which are referenced in this news release:

Return on equity. IFRS does not prescribe the calculation of ROE and therefore a comparable measure under IFRS is not available. To determine reported ROE and underlying ROE, respectively, reported net income (loss) and underlying net income (loss) is divided by the total weighted average common shareholders’ equity for the period. The quarterly ROE is annualized.

Financial leverage ratio. This total debt to total capital ratio is ratio of debt plus preferred shares to total capital, where debt consists of all capital qualifying debt securities. Capital qualifying debt securities consist of subordinated debt and innovative capital instruments.

Sales. In Canada, insurance sales consist of sales of individual insurance and group benefits products; wealth sales consist of sales of individual wealth products and sales in GRS. In the U.S., insurance sales consist of sales by Group Benefits. In Asia, insurance sales consist of the individual and group insurance sales by our subsidiaries and joint ventures and associates, based on our proportionate equity interest, in the Philippines, Hong Kong, Indonesia, India, China, Malaysia, Vietnam and sales from our International business unit; wealth sales consist of Hong Kong wealth sales, Philippines mutual fund sales, wealth sales by our India and China insurance joint ventures and associates, and Aditya Birla Sun Life AMC Limited’s equity and fixed income mutual fund sales based on our proportionate equity interest, including sales as reported by our bank distribution partners. Asset Management sales consist of gross sales (inflows) for retail and institutional Clients; unfunded commitments are not included in sales. Sales are also expressed on a constant currency basis, which is a measure of sales that provides greater comparability across reporting periods by excluding the impacts of exchange rate fluctuations from the translation of functional currencies to the Canadian dollar. There is no directly comparable IFRS measure.

Value of New Business. VNB represents the present value of our best estimate of future distributable earnings, net of the cost of capital, from new business contracts written in a particular time period, except new business in our Asset Management pillar. The assumptions used in the calculations are generally consistent with those used in the valuation of our insurance contract liabilities except that discount rates used approximate theoretical return expectations of an equity investor. Capital required is based on the higher of Sun Life Assurance’s LICAT operating target and local (country specific) operating target capital. VNB is a useful metric to evaluate the present value created from new business contracts. There is no directly comparable IFRS measure.

Pre-tax net operating profit margin ratio for MFS. This ratio is a measure of the profitability of MFS, which excludes the impacts of fair value adjustments on MFS’s share-based payment awards, investment income, and certain commission expenses that are offsetting. These commission expenses are excluded in order to neutralize the impacts these items have on the pre-tax operating profit margin ratio and have no impact on the profitability of MFS. There is no directly comparable IFRS measure.

After-tax profit margin for U.S. Group Benefits. This ratio assists in explaining our results from period to period and is a measure of profitability that expresses U.S. employee benefits and medical stop-loss underlying net income as a percentage of net premiums. This ratio is calculated by dividing underlying net income (loss) by net premiums for the trailing four quarters. There is no directly comparable IFRS measure.

Forward-looking Statements

From time to time, the Company makes written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements contained in this document include statements (i) relating to our strategies, (ii) relating to our growth initiatives and other business objectives, (iii) that are predictive in nature or that depend upon or refer to future events or conditions, and (iv) that include words such as “achieve”, “aim”, “ambition”, “anticipate”, “aspiration”, “assumption”, “believe”, “could”, “estimate”, “expect”, “goal”, “initiatives”, “intend”, “may”, “objective”, “outlook”, “plan”, “project”, “seek”, “should”, “strategy”, “strive”, “target”, “will”, and similar expressions. Forward-looking statements include the information concerning our possible or assumed future results of operations. These statements represent our current expectations, estimates, and projections regarding future events and are not historical facts. Forward-looking statements are not a guarantee of future performance and involve risks and uncertainties that are difficult to predict. Future results and shareholder value may differ materially from those expressed in these forward-looking statements due to, among other factors, the matters set out in the Q3 2019 MD&A under the headings C – Profitability – 5 – Income taxes, E – Financial Strength and H – Risk Management and in SLF Inc.’s 2018 AIF under the heading Risk Factors and the factors detailed in SLF Inc.’s other filings with Canadian and U.S. securities regulators, which are available for review at www.sedar.com and www.sec.gov, respectively.

Important risk factors that could cause our assumptions and estimates, and expectations and projections to be inaccurate and our actual results or events to differ materially from those expressed in or implied by the forward-looking statements contained in this document, are set out below. The realization of our forward-looking statements, essentially depends on our business performance which, in turn, is subject to many risks. Factors that could cause actual results to differ materially from expectations include, but are not limited to: credit risks – related to issuers of securities held in our investment portfolio, debtors, structured securities, reinsurers, counterparties, other financial institutions and other entities; market risks – related to the performance of equity markets; changes or volatility in interest rates or credit spreads or swap spreads; real estate investments; and fluctuations in foreign currency exchange rates; insurance risks – related to policyholder behaviour; mortality experience, morbidity experience and longevity; product design and pricing; the impact of higher-than-expected future expenses; and the availability, cost and effectiveness of reinsurance; business and strategic risks – related to global economic and political conditions; the design and implementation of business strategies; changes in distribution channels or Client behaviour including risks relating to market conduct by intermediaries and agents; the impact of competition; the performance of our investments and investment portfolios managed for Clients such as segregated and mutual funds; changes in the legal or regulatory environment, including capital requirements and tax laws; the environment, environmental laws and regulations; tax matters, including estimates and judgments used in calculating taxes; our international operations, including our joint ventures; market conditions that affect our capital position or ability to raise capital; downgrades in financial strength or credit ratings; and the impact of mergers, acquisitions and divestitures; operational risks – related to breaches or failure of information system security and privacy, including cyber-attacks; our ability to attract and retain employees; legal, regulatory compliance and market conduct, including the impact of regulatory inquiries and investigations; the execution and integration of mergers, acquisitions, strategic investments and divestitures; our information technology infrastructure; a failure of information systems and Internet-enabled technology; dependence on third-party relationships, including outsourcing arrangements; business continuity; model errors; information management; and liquidity risks – the possibility that we will not be able to fund all cash outflow commitments as they fall due.

The Company does not undertake any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events, except as required by law.

Third Quarter 2019/ sunlife.com 6

About Sun Life

SLF Inc. is a leading international financial services organization providing insurance, wealth and asset management solutions to individual and corporate Clients. Sun Life has operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of September 30, 2019, Sun Life had total AUM of $1,063 billion. For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Third Quarter 2019/ sunlife.com 7